Arnold Golub
Vice President
Deputy General Counsel

August 13, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 24, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from EA Series Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, no par value, of:

ProShares Nasdaq-100 Autocallable Income ETF

ProShares S&P 500 Autocallable Income ETF

ProShares Russell 2000 Autocallable Income ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,